UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Aries Maritime Transport Limited (the “Company”) has entered into a Securities Purchase Agreement with Grandunion, Inc. (“Grandunion”), a company controlled by Michail S. Zolotas and Nicholas G. Fistes, pursuant to which the Company has agreed to acquire the vessel-owning companies of three Capesize drybulk carriers (the “Contributed Vessels”) with an approximate net asset value of $36.0 million in exchange for 18,977,778 newly issued shares of the Company.  In connection with the transactions contemplated by the Securities Purchase Agreement:

•
Effective upon the closing, Mr. Nicholas G. Fistes will serve as non-executive Chairman of the board of directors of the Company, Mr. Michail S. Zolotas will serve as executive director and President and Mr. Allan L. Shaw will serve as executive director and Chief Financial Officer.  The size of the Company’s board will be increased from five to seven members and the following designees of Grandunion will serve as non-executive directors: Messrs. Masaaki Kohsaka, Spyros Gianniotis and Apostolos Tsitsirakis.  Mr. Panagiotis Skiadas, one of the Company’s current directors, will remain on the board as a non-executive director.

•
Investment Bank of Greece has committed to purchase $145 million in aggregate principal amount of 7% senior unsecured convertible notes due 2014 (the “Convertible Notes”), convertible into common shares at a conversion price of $0.75 per share.  The proceeds of the Convertible Notes are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness.

•	The Company’s existing syndicate of lenders has entered into a commitment letter to refinance the Company’s existing fully revolving credit facility.

One of the Capesize vessels, the 1992-built M/V CHINA, will be employed on a time charter with Deiulemar Shipping Societa con Unico Socio S.P.A. through April 2016 at a net daily rate of $12,588.  The 1995-built M/V BRAZIL will be employed on a time charter with TMT Bulk Corp. through December 2014, with the charterer’s option to extend or shorten the duration by 60 days, at a net daily rate of $28,598 for the first two years and a net daily rate of $25,830 for the remaining period, in each case plus a 50% index-based profit sharing arrangement.  The third vessel, the 1993-built M/V AUSTRALIA will be employed on a time charter with TMT Bulk Corp. for a minimum of 11 months and a maximum of 13 months at net daily rate of $26,838.

The Securities Purchase Agreement is subject to a number of conditions, including but not limited to (1) the entry into definitive agreements for the issuance of the Convertible Notes and the closing of that transaction; (2) the entry into definitive agreements with the Company’s existing syndicate of lenders for the refinancing of the Company’s existing credit facility; and (3) the absence of any event reasonably likely to have a material adverse effect on the Company or the Contributed Vessels.

The commitment letter from Investment Bank of Greece (the “Bank”) relating to the Convertible Note transaction is also subject to a number of conditions, including the completeness of certain information or projections provided to the Bank, the satisfaction of due diligence and the Bank’s receipt of the principal documentation relating to the refinancing of the Company’s existing credit facility, which shall be on terms reasonably satisfactory to the Bank.  The commitment letter may be terminated by the Bank if a development occurs or is occurring which has a material adverse effect or is reasonably likely to have a material adverse effect on the Company’s ability to satisfy its obligations under the Convertible Notes or if the closing of the Convertible Notes does not occur by September 30, 2009.

In connection with the transaction, (1) Grandunion and Rocket Marine Inc. (“Rocket Marine”), a company controlled by Messrs. Mons S. Bolin and Captain Gabriel Petridis, each a current director of the Company, have entered into a voting agreement; (2) Grandunion and Rocket Marine have entered into lock up agreements expiring on December 31, 2011; and (3) the Company has entered into a Registration Rights Agreement with Grandunion and Rocket Marine Inc.

In consideration of Rocket Marine’s entry into the voting agreement, Grandunion has agreed to transfer 2,666,667 common shares of the Company to Rocket Marine.  Following the closing of the share issuance to Grandunion under the Securities Purchase Agreement, Grandunion will own approximately 34.2% and Rocket Marine will own approximately 36.8% of the Company’s total outstanding common shares.  Under the voting agreement, the controlling persons of Rocket Marine will agree to cause Rocket Marine to vote its common shares of the Company in accordance with instructions from Grandunion on all matters to be considered and voted upon by the Company’s shareholders for so long as such persons own shares of Rocket Marine, giving Grandunion approximately 71% of the vote after the closing.

Rocket Marine and its controlling stockholders have also agreed not to sell or transfer shares of the Company prior to December 31, 20011, subject to certain exceptions, including the right to pledge such shares to certain banks, and Grandunion has agreed to a similar lockup with respect to the shares it will receive at the closing.  Under the registration rights agreement, the Company has granted certain demand and “piggy-back” registration rights to Grandunion and Rocket Marine and certain transferees.

The Securities Purchase Agreement may be terminated under certain conditions, including (1) by mutual written consent; (2) by either party if (a) the closing does not occur on or before September 30, 2009; provided however that such date shall be extended for each day that the Company has not entered into definitive agreements with its existing lenders but shall not be extended beyond October 30, 2009; or (b) if an event or condition has occurred that results in or would be reasonably expected to result in a material adverse effect on the business of either the Contributed Vessels or the Company, as applicable; (3) by Grandunion if the Company makes a general assignment for the benefit of its creditors or enters into insolvency proceedings; and (4) by the Company if the board of directors receives an unsolicited bona fide “superior proposal” from a third party for a competing acquisition transaction; provided that in event of termination for such a superior proposal, the Company would be obligated to pay Grandunion a break-up fee of $3.0 million.

The Company expects to complete the transactions contemplated by the Securities Purchase Agreement by September 30, 2009.

Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements in this Report on Form 6-K include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from results expressed or implied by this Report on Form 6-K.  Actual results may differ due to factors such as material adverse events affecting either the Company or Grandunion or the ability of either of the Company or Grandunion to satisfy the conditions to completion of the transactions.  The Company undertakes no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this Report on Form 6-K.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report on Form 6-K.  All forward-looking statements are qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: September 16, 2009	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0004 1030165